ADJUSTMENT LOAN
         INTEREST RATE
                        In this endorsement "we" means Equitable Variable Life Insurance Company. "You" means the owner of the policy at the time an owner's right is exercised.

--------------------------------------------------------------------------------


The policy to which this endorsement is attached is amended as follows:

1.  The "Loan Interest" provision is changed to read:

    LOAN INTEREST. Interest on a loan accrues daily at an adjustable loan interest rate. A rate will be determined in accordance with the following paragraphs as of the beginning of each policy year and it will apply to any new or outstanding loan under the policy during that policy year. However, if this endorsement is added to the policy after the policy has been issued, this provision will apply only as to policy years that begin after this endorsement is added.

    Subject to the following paragraph, the loan interest rate for a policy year shall be the greater of: (1) The "Published Monthly Average", as defined below, for the calendar month that ends two months before the beginning of that policy year; or (2) the interest rate used to compute Tabular Account Values for this policy for that policy year plus 1% a year. "Published Monthly Average" means the Monthly Average Corporates yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc., or any successor thereto. If such averages are no longer published, we will use such other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which the policy is delivered.

    However, the loan interest rate for a policy year after the first will be the same as it was for the immediately preceding policy year if the formula in the above paragraph would produce a change of less than 1/2 of 1% from the rate for such preceding year.

    We will notify you of the initial loan interest rate when you make a loan. We will also give you advance written notice of any increase in the interest rate on any outstanding loan.

    Loan interest is due on each policy anniversary. If the interest is not paid when due, it will be added to the loan and bear interest at the loan rate.

    When a loan plus loan interest first equals or exceeds the cash value, we will mail to you and any assignee of record at last known addresses a notice that the policy will terminate if such excess amount is not repaid within 31 days after we mail such notice.

2.  The "Basis of Values" section of the policy is changed as follows:

    a.  The following provision is added:

        ACTUAL LOAN NET RATE OF RETURN (Actual Loan NRR). For each investment division, the Actual Loan Net Rate of Return for a policy year is:

        o  the loan interest rate for that policy year;

        o minus a charge not exceeding .75% per year for expenses of processing and administering policy loans, and for mortality and expense risks; and

        o minus any charges for taxes or amounts set aside as a reserve for taxes.

        The Actual Loan NRR for a period less than a year will be calculated in a consistent manner.

    b.  The "VAA Change Amount" provision is changed to read:

        For each policy year after the first, the VAA Change Amount for each investment division may be positive or negative. It will equal the sum of the following Items (1) and (2), divided by Item (3). Item (1) applies to the unloaned amount in the investment division, and Item (2) applies to any loaned amount in the investment division.


S.85-83        Adjustable Loan Interest Rate
                                                              (continue on back)

        (1)   The product of the following Items (a) and (b):

              (a) The Actual NRR for the investment division minus the Base NRR for that policy year, or for the part of the policy year since lapse during which the Variable Reduced Paid-Up Insurance option takes effect.

              (b) The Benefit Base for the investment division as of the last policy anniversary. (For the policy year immediately following a lapse of the policy where the Variable Reduced-Up Insurance option takes effect, use instead the net cash value as of the date of lapse.)

        (2)   The product of the following Items (a) and (b):

              (a)   The Actual Loan NRR minus the Base NRR for that policy year.

              (b) Any outstanding loan allocated to the investment division as of the last policy anniversary. (For any policy year in which lapse occurs and the Variable Reduced Paid-Up Insurance Option takes effect, this amount is taken as zero whether or not there was an outstanding loan allocated to the investment division as of the last policy anniversary.)

        (3) The Net Single Premium for $1.00 of VAA for the current policy anniversary as shown on page 3B.









                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY



     SPECIMEN                                      SPECIMEN

   Kevin Keefe     Secretary                  Franklin Maisano      President



S.85-83